

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 23, 2007

Via U.S. mail and facsimile

Mr. David R. Ames
Chief Executive Officer and President
Xethanol Corporation
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

     **Re:    Xethanol Corporation**
            **Amendment No. 3 to Registration Statement on Form SB-2**
            **Filed March 26, 2007**
            **File No. 333-135121**

Dear Mr. Ames:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from section 2.2 of Exhibit 10.2 to your Form 8-K filed on June 16, 2006 that H2Diesel, Inc. has granted you a sublicense pursuant to which you have the non-exclusive right to use a certain chemical fuel additive and related technology and to sell products based thereon in certain countries, including Cuba. Cuba is identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Your Form SB-2, as amended, does not include any information regarding business contacts with Cuba. Please describe for us any past, current, and any anticipated operations in, and other contacts with, Cuba, whether through affiliates, or other direct or indirect arrangements. In your description, identify the specific products, technologies, and services you distributed or otherwise provided into Cuba. Your response should describe any agreements, commercial arrangements or other contacts with the government of Cuba or entities controlled by that government.

<u>Cover Page of Registration Statement</u>

2. We note that you have removed the Rule 415 legend. Please re-insert the Rule 415 legend, as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

<u>Summary, page 2</u>

<u>Our Business, page 2</u>

3. We note the disclosure in the bullets points on page 2 regarding your strategic initiatives. Please briefly disclose the timeframe within which you expect the strategic initiatives to be implemented. For example, when do you expect the facility at your BioFuels site to be completed?

<u>Risk Factors, page 5</u>

<u>We will need to raise additional funds to achieve our business objectives, page 6</u>

4. We note that you have removed the disclosure in this risk factor that quantifies the amount of additional funds you will need to raise in the foreseeable future. Please revise to provide this information.

<u>Our financial results are directly affected by corn supply and feedstock prices…, page 8</u>

5. Please quantify the impact of rising corn prices on your results of operations. In addition, please discuss in greater detail the cause for the material increase in the price of corn in late 2006 and early 2007, as well as the prospects for the price of corn in the foreseeable future.

<u>Xethanol Corporation and some of our current and former officers…, page 14</u>

6. Please update the disclosure in this risk factor as of the most recent practicable date. In this regard, we note the disclosure in the second to last sentence of the second paragraph. Please also update the section entitled "Legal Proceedings" beginning on page 88.

<u>Management's Discussion and Analysis…, page 21</u>

<u>Overview, page 21</u>

7. For each growth program that you identify in the third paragraph and under Business and Growth Strategy on page 40, please disclose the total estimated cost

and the anticipated timeframe to complete, to the extent that such information is not currently provided or state that such estimates cannot be provided. In addition, due to the fact that the total estimated costs exceed your current resources, please indicate your intended priorities.

Critical Accounting Policies, page 26

8. In light of the write-offs of long lived assets, including PP&E, technology and goodwill, please include detailed disclosures under critical accounting policies that disclose and discuss the specific factors you considered in determining the amount of each impairment you recorded. In addition, for your remaining intangible assets, please disclose and discuss how you determined that they are not impaired, including the time period when you expect them to generate positive cash flows. You should also address the fact that future impairments may occur if your technologies are not viable.

9. It appears to us that you should expand the disclosures related to common stock issued for goods and services, under critical accounting policies, to more adequately address the use of your stock price to determine fair value. The expanded disclosures should: address the volatility of your stock price; discuss the magnitude and nature of your trading activity; and quantify the public float relative to total outstanding shares.

Business, page 35

Sales and Marketing, page 53

10. We note your disclosures related to ethanol sales to Aventine. Please disclose when "monthly pooled prices" are determined. If they are determined subsequent to shipment, please help us understand why your revenue recognition policy is appropriate. In addition, please disclose how sales commissions to Aventine are recorded. If they are not recorded net, in sales, please help us understand why your presentation is appropriate.

Description of Securities, page 85

Registration Rights, page 86

11. Please disclose your accounting policy for registration rights.

Financial Statements

Note 6 – Investment in H2Diesel, Inc., page F-15

12. We note from your response to prior comment seven and your disclosures on page F-17 that you recorded a loss on the value of your investment in H2Diesel during the year ended December 31, 2006. Please enhance your disclosures under critical accounting policies to disclose and discuss how you determined the amount of the loss you recorded.

13. It remains unclear to us how you determined the fair value of the services to be performed under the management agreement with H2Diesel. Also, in light of the termination of this agreement, it remains unclear to us why all the shares you received from H2Diesel were not accounted for as an inducement to enter into the put right.

Note 11 – Incentive Compensation Plan, page F-21

14. Based on your disclosures under Executive Compensation, it appears to us that you modified the terms of certain stock option grants. Please clarify how you account for modifications. Refer to paragraph 51 of SFAS 123R.

Note 19 – Legal Proceedings, page F-31

15. Please revise you disclosures to clarify your expectations regarding the likely outcome of each proceeding. Your disclosures should indicate: if you believe a material loss is remote, reasonably possible or probable; the amount of any liabilities (and potential insurance recoveries) you have accrued; and the range of reasonably possible additional losses or a statement that such an estimate cannot be made.

\*       \*       \*       \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or, in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708, with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Mr. Charles D. Vaughn, Esq.
        Nelson Mullins Riley & Scarborough LLP
        999 Peachtree Street NE, 14th Floor
        Atlanta, GA 30309